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                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*
                                          --------

                                 EQUITEX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.02 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  294592 30 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Daniel L. Bishop
                                3811 21st Street
                            Racine, Wisconsin 53405
                              Phone:_____________

                                With a copy to:
                             William M. Mower, Esq.
                       Maslon Edelman Borman & Brand, LLP
                            3300 Wells Fargo Center
                            90 South Seventh Street
                           Minneapolis, MN 55402-4140
                             Phone: (612) 672-8200

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 10, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO. 294592 30 8
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Daniel L. Bishop
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    4,368,854
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    96,700
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,368,854
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    96,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,465,554
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.02 par value, of Equitex, Inc., a Delaware corporation ("Equitex"). The address of Equitex's principal executive offices is 7315 East Peakview Avenue, Englewood, CO 80111.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Daniel Bishop. Mr. Bishop's business address is 3811 21st Street, Racine, WI 53405. Mr. Bishop is a private investor.

During the last five years, Mr. Bishop has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bishop is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of Equitex subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



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





ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.- b. Mr. Bishop beneficially owns 4,465,554 shares. (Also includes warrants to purchase 280,000 shares). Also includes 29,500 shares owed jointly with Kelly Hanson; 31,200 shares owned jointly with Mackenzie Bishop; and 36,000 shares owned jointly with Ben Bishop.

Also includes shares owned by the following entities, all of which are affiliates of the Reporting Person:

886,400 shares owned by Discount Video Liquidator, Inc. (includes up to 750,000 shares issuable upon conversion of Series J Convertible Preferred Stock and 30,000 shares issuable upon exercise of warrants)
232,650 shares owned by General Merchandise Liquidators, Inc.
84,800 shares owned by Special Video Inc.
515,600 shares owned Superb Video II, Inc.
8,500 shares owned by Superb Video Two, Inc.
110,900 shares owned by Supreme Video, Inc.
669,600 shares owned by Tee & Bee Inc. (includes up to 500,000 shares issuable upon conversion of Series J Convertible Preferred Stock and 20,000 shares issuable upon exercise of warrants)

According to the Company's Form 10-QSB the number of shares outstanding as of November 14, 2002 was 24,638,611. Accordingly, based upon this information Mr. Bishop is the beneficial owner of 17.4% of the outstanding shares.



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





c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

                                                       DATE          NO. OF                       OPEN MARKET OR
         DANIEL BISHOP ENTITIES                      ACQUIRED        SHARES           PRICE     PRIVATE PLACEMENT
         Dan Bishop (Individually)                   10/29/02         23,900          $0.419       Open Market
                                                     10/30/02         15,000          $0.419       Open Market
                                                     10/30/02          9,000          $0.398       Open Market
                                                     10/31/02         20,000          $0.408       Open Market
                                                      11/4/02          5,000          $0.345       Open Market
                                                      11/5/02         11,500          $0.375       Open Market
                                                      11/5/02          7,600          $0.365       Open Market
                                                      11/6/02          5,000          $0.420       Open Market
                                                      11/8/02         14,000          $0.460       Open Market
                                                      11/1/02         23,900          $0.419       Open Market
                                                      11/4/02          9,000          $0.398       Open Market
                                                      11/4/02         15,000          $0.419       Open Market
                                                      11/5/02         20,000          $0.408       Open Market
                                                      11/7/02          5,000          $0.345       Open Market
                                                      11/8/02          7,600          $0.365       Open Market
                                                      11/8/02         11,500          $0.375       Open Market
                                                     11/12/02          5,000          $0.420       Open Market
                                                     11/14/02         14,000          $0.460       Open Market
                                                     12/10/02         65,000          $0.320       Open Market
                                                     12/11/02         10,000          $0.360       Open Market
                                                     12/11/02          5,500          $0.360       Open Market
                                                     12/11/02         10,000          $0.370       Open Market
                                                     12/11/02         10,000          $0.370       Open Market
                                                     12/11/02         20,000          $0.380       Open Market
                                                     12/11/02          9,300          $0.380       Open Market
                                                     12/12/02        300,000          $0.310       Open Market
                                                     12/16/02          8,000          $0.320       Open Market


Dan Bishop & Kelly Hanson Jt Ten                     11/12/02         10,000          $0.480      (gifted by the
                                                                                               Reporting person to
                                                                                              these persons in joint
                                                                                                     tenancy)


Dan Bishop & Mackenzie Bishop Jt Ten                 11/12/02         10,000          $0.480      (gifted by the
                                                                                               Reporting person to
                                                                                              these persons in joint
                                                                                                     tenancy)



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



Dan Bishop & Ben J. Bishop Jt Ten                    11/12/02         10,000             $0.480              (gifted by the
                                                                                                          Reporting person to
                                                                                                         these persons in joint
                                                                                                                tenancy)

Discount Video Liquidator, Inc.                      10/10/02         30,000          Aggregate of         Private Placement
                                                                                       $300,000              consisting of
                                                     10/10/02        750,000                            Warrants(1) to purchase
                                                                                                          common stock and 300
                                                                                                           Shares of Series J
                                                                                                         Convertible Preferred
                                                                                                                 Stock(2)

General Merchandise Liquidators, Inc.                11/27/02        109,300              $0.26               Open Market


Special Video Inc.                                   10/28/02          1,200             $0.377               Open Market
                                                     10/29/02         35,000             $0.419               Open Market
                                                      11/1/02         10,500             $0.419               Open Market
                                                      11/1/02          5,000             $0.419               Open Market
                                                      11/1/02         19,500             $0.419               Open Market


Superb Video II, Inc.                                10/18/02          9,000             $0.378               Open Market
                                                     10/21/02         12,000             $0.378               Open Market
                                                      11/6/02         15,000             $0.420               Open Market

Tee & Bee Inc.                                       10/24/02         27,200             $0.367               Open Market
                                                     10/24/02          8,900             $0.356               Open Market
                                                     10/24/02          7,000             $0.346               Open Market
                                                     10/24/02          3,000             $0.377               Open Market

                                                     11/26/02        500,000          Aggregate of        Private Placement -
                                                                                        $200,000           consisting of 200
                                                                                                           Shares of Series J
                                                                                                         Convertible Preferred
                                                     11/26/02         20,000                            Stock(2) and Warrants(3)
                                                                                                        to purchase common stock

         (1) Warrants are immediately exercisable at $0.39 per share and expire on October 10, 2005.

         (2) Series J Convertible Preferred Stock is convertible at the greater of 65% of market value or $0.40 per share. The amount shown in this table is the maximum number of shares of common stock upon conversion.

         (3) Warrants are immediately exercisable at $0.38 per share and expire on November 26, 2005.

         The above acquisitions consisted of open market purchases and private transactions with the Issuer.

         d.       Not applicable.

         e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 2002                                /s/ Daniel Bishop
                                                       -------------------------
                                                       Daniel Bishop




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